UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Apollo Endosurgery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03767D 108

(CUSIP Number)

Thomas Dyrberg

Novo A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 03767D 108
1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,456,972
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,456,972
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,456,972
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 13.6% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger (as defined herein) as reported by the Issuer.

Item 1. Security and Issuer

On December 29, 2016 (the “Effective Time”), a wholly owned subsidiary of Lpath, Inc. (“Lpath”) merged with and into Apollo Endosurgery, Inc. (“Original Apollo”) resulting in Original Apollo becoming a wholly owned subsidiary of Lpath (the “Merger”). At the Effective Time, Lpath effected a name change to “Apollo Endosurgery, Inc.” (hereinafter, the “Issuer”). Each share of Original Apollo common stock (after adjusting for the 1-for-5.5 reverse split of common stock effected by the Issuer immediately following consummation of the Merger) was exchanged for 0.31632739 shares of the Issuer’s common stock at the Effective Time of the Merger.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share, of the Issuer. The Issuer’s principal executive office is located at 1120 S. Capital of Texas Highway, Building 1, Suite #300, Austin, Texas 78746.

Item 2. Identity and Background

(a)	The reporting person (“Novo A/S”) is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and NNIT A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

The name of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(b)	The business address of both Novo A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo A/S and the Foundation is set forth on Schedule I to this Schedule 13D.

(c)	Novo A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I has been convicted in any criminal proceedings.

(e)	Within the last five years, neither Novo A/S, the Foundation, nor any person named in Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Immediately prior to the Merger, Novo A/S held 25,332,452 shares of common stock of Original Apollo. The Original Apollo common stock held by Novo A/S was in part acquired through conversion of Original Apollo preferred stock and Original Apollo unsecured subordinated convertible promissory notes (the “Original Apollo Notes”) previously acquired by Novo A/S, as well as from purchases of Original Apollo common stock by Novo A/S in a financing that occurred in September 2016; the Merger was conditioned upon the closing of this financing and the conversion of the Original Apollo Notes. The purchase price for the Original Apollo common stock, preferred stock and Original Apollo Notes held by Novo A/S was paid by Novo A/S from its working capital. On the Effective Date, as a result of the Merger, Novo A/S received an aggregate of 1,456,972 shares of the Issuer’s common stock, which reflects the 1-for-5.5 reverse split of the Issuer’s common stock effected immediately following consummation of the Merger and the 0.31632739 per share of Original Apollo common stock Merger exchange ratio.

Item 4. Purpose of Transaction

The acquisitions of Issuer securities made by Novo A/S, as described in this Schedule 13D, were for investment purposes. Novo A/S intends to review its investments in the Issuer on a continuing basis and any actions Novo A/S might undertake will be dependent upon its review of numerous factors from time to time, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Novo A/S may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities of the Issuer then held, in the open market or in privately negotiated transactions. Other than as described herein, Novo A/S currently does not have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, Novo A/S may change its purpose or formulate different plans or proposals with respect thereto at any time. Jack B. Nielsen, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares (as defined below).

Item 5. Interest in Securities of the Issuer

(a)	Novo A/S beneficially owns an aggregate of 1,456,972 shares of the Issuer’s common stock (the “Novo Shares”), representing approximately 13.6% of the outstanding shares of common stock of the Issuer, based upon 10,688,992 shares of common stock outstanding upon consummation of the Merger as reported by the Issuer.

(b)	Novo A/S is a Danish limited liability company wholly owned by the Novo Nordisk Foundation. Novo A/S, through its Board of Directors (the “Novo Board”), has the sole power to vote and dispose of the Novo Shares. The Novo Board, currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, may exercise voting and dispositive control over the Novo Shares only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership or reportable pecuniary interest in the Novo Shares. Jack B. Nielsen, a member of the board of directors of the Issuer, is employed as a Senior Partner of Novo A/S. Mr. Nielsen is not deemed a beneficial owner of, and does not have a reportable pecuniary interest in, the Novo Shares. Except as described in this Schedule 13D, neither the Foundation nor any person listed on Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)	Except as set forth in Item 3 of this Schedule 13D, Novo A/S has not effected any transactions in the Issuer’s common stock within the past 60 days and neither the Foundation nor any person listed on Schedule I has effected any transactions in the Issuer’s common stock within the past 60 days.

(d)	Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s common stock held in the name of Novo A/S and reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investors’ Rights Agreement

Original Apollo, Novo A/S and certain other holders of the Issuer’s securities are party to that certain Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 (the “Rights Agreement”). The registration rights of the stockholders under the Rights Agreement survived the Merger and certain holders of the Issuer’s common stock and entities affiliated with certain of the Issuer’s directors have the right to demand that the Issuer file a registration statement (“demand” registration rights) or request that their shares be covered by a registration statement that the Issuer is otherwise filing (“piggyback” registration rights).

The description contained in this Statement on Schedule 13D of the Registration Rights Agreement is a summary only and is qualified in its entirety by the actual terms of such agreement, which is incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits

Except for the Rights Agreement, neither Novo A/S, the Foundation, nor any person named in Schedule I has entered into any contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Third Amended and Restated Investors’ Rights Agreement dated as of September 8, 2016 by and among Apollo Endosurgery, Inc. and certain stockholders (incorporated by reference to Exhibit 4.9 of the Issuer’s Form S-4 filed October 11, 2016 (File No. 333-214059)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2017	Novo A/S

/s/ Peter Haahr
Peter Haahr, Chief Financial Officer of Novo A/S

Schedule I

Information regarding each director and executive officer of both Novo A/S and the Novo Nordisk Foundation is set forth below.

Novo A/S
Name, Title at Novo A/S	Address	Principal Occupation	Citizenship

Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Göran Ando Director	Essex Woodlands Berkeley Square House Berkeley Square London, W1J 6BD United Kingdom	Self-employed Professional Board Director	Sweden

Jeppe Christiansen Director	Kollemose 37 2830 Virum Denmark	Chief Executive Officer Fondsmaeglerselskabet Maj Invest A/S	Denmark

Steen Riisgaard Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Per Wold-Olsen Director	T7B22 Favray Court Tigne Point TP01 Malta	Professional Board Director	Norway

Kasim Kutay Chief Executive Officer of Novo A/S	Bredgade 63, 3.th. 1260 Copenhagen K Denmark	Chief Executive Officer of Novo A/S	British

Peter Haahr Chief Financial Officer of Novo A/S	Ordrup Have 21 2900 Charlottenlund Denmark	Chief Financial Officer of Novo A/S	Denmark

Thomas Dyrberg Managing Partner-Ventures	Bengtasvej 9a 2900 Hellerup Denmark	Managing Partner-Ventures of Novo A/S	Denmark

Michael Shalmi Managing Partner Large Investments	Stigårdsvej 4 2900 Hellerup Denmark	Head of Large Investments, Novo A/S	Denmark

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship

Sten Scheibye Chairman of the Board	Rungsted Strandvej 197C 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Bo Ahrén Director	Merkuriusgatan 11 S-224 57 Lund Sweden	Professor of Medicine and Vice Chancellor, Lund University Lund, Sweden	Sweden

Novo Nordisk Foundation
Name, Title at Novo Nordisk Foundation	Address	Principal Occupation	Citizenship

Karsten Dybvad Director	Carl Baggers Alle 15 2920 Charlottenlund Denmark	Director General and Chief Executive Officer DI (Confederation of Danish Industry)	Denmark

Lars Fugger Director	Staunton Road 72 OX3 7TP Great Britain	Professor, John Radcliffe Hospital University of Oxford, Oxford, Great Britain	Denmark

Anne Marie Kverneland Director	Nybrovej 216 2800 Kgs. Lyngby Denmark	Laboratory Technician Novo Nordisk A/S	Denmark

Lars Bo Køppler Director	Anemonevej 7 3550 Slangerup Denmark	Technician Novozymes A/S	Denmark

Désirée J. Asgreen Director	Strandhaven 105 2665 Vallensbæk Strand Denmark	Project Director Novo Nordisk A/S	Denmark

Marianne Philip Director	Tranegårdsvej 5 2900 Hellerup Denmark	Attorney	Denmark

Steen Riisgaard Vice Chairman of the Board	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Birgitte Nauntofte Chief Executive Officer	Engbakkevej 24 2920 Charlottenlund Denmark	Chief Executive Officer Novo Nordisk Foundation	Denmark